03011791

U.S. SE[...] COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act
of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-422

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse First Boston LLC
(Formerly known as Credit Suisse First Boston Corporation)

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASHINGTON DC 165 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Fisher (212) 325-8625
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, David Fisher and Lori Russo, being duly authorized and sworn, affirm that we are officers of Credit Suisse First Boston LLC (the "Company") and, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the year ended December 31, 2002 are true and correct. We further represent that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

David Fisher
Chief Financial Officer

Lori Russo
Secretary

Subscribed and sworn to before me
this 21st day of February, 2003.

Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 2006

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, David Fisher and Frank Decongelio being allied members of the New York Stock Exchange, Inc. in our organization, hereby attest that the accompanying consolidated financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization.

David Fisher
Managing Director, Chief Financial Officer and Allied Member Officer

Frank J. Decongelio
Managing Director, Chief Operating Officer and Allied Member

Subscribed and sworn to before me
this 21st day of February, 2003.

Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 20 06

KPMG

757 Third Avenue
New York, NY 10017

Independent Auditors' Report

Member of
Credit Suisse First Boston LLC
(Formerly known as Credit Suisse First Boston Corporation):

We have audited the accompanying consolidated statement of financial condition of Credit Suisse First Boston LLC and Subsidiary, (formerly known as Credit Suisse First Boston Corporation and Subsidiary) (the "Company"), a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit of the consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse First Boston LLC and Subsidiary, at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 19, 2003

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARY
(Formerly known as Credit Suisse First Boston Corporation and Subsidiary)
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2002
(In millions)

ASSETS

Cash and cash equivalents (includes segregated cash of $24)	$ 194
Collateralized financing agreements:	
Securities purchased under agreements to resell	52,115
Securities borrowed	71,098
Receivables:	
Customers	627
Brokers, dealers and other	4,391
Financial instruments owned, at fair value:	
U.S. government and agencies (includes securities pledged as collateral of $26,904)	31,714
Corporate debt (includes securities pledged as collateral of $11,378)	12,140
Equities (includes securities pledged as collateral of $8,019)	9,643
Commercial paper	619
Derivatives contracts	1,118
Other	118
Net deferred tax asset	1,082
Office facilities at cost (net of accumulated depreciation and amortization of $417)	283
Goodwill	239
Loans receivable from parent and affiliates	120
Other assets	194
Total Assets	$ 185,695

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARY
(Formerly known as Credit Suisse First Boston Corporation and Subsidiary)
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2002
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$ 8,198
Collateralized financing agreements:	
Securities sold under agreements to repurchase	100,149
Securities loaned	25,229
Payables:	
Customers	2,600
Brokers, dealers and other	7,705
Financial instruments sold not yet purchased, at fair value:	
U.S. government and agencies	22,358
Corporate debt	3,295
Equities	727
Derivatives contracts	1,060
Other	265
Obligation to return securities received as collateral	896
Accounts payable and accrued expenses	2,607
Other liabilities	1,595
Subordinated borrowings	4,575
Total Liabilities	181,259
Member's Equity:	
Member's contributions	4,274
Accumulated earnings	315
Accumulated other comprehensive loss	(153)
Total member's equity	4,436
Total Liabilities and Member's Equity	$ 185,695

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARY
(Formerly known as Credit Suisse First Boston Corporation and Subsidiary)
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2002

1. Organization and Description of Business

Credit Suisse First Boston LLC (the "Company"), formerly known as Credit Suisse First Boston Corporation, is a direct wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. (the "Parent Company"), and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFB Inc."), whose ultimate parent is Credit Suisse Group ("CSG"). The Company became a wholly owned subsidiary of the Parent Company as part of the acquisition on November 3, 2000 of the Parent Company by CSG (the "Acquisition"). Although the acquisition gave rise to goodwill, none of the goodwill was "pushed down" to the Company. The goodwill on the Company's consolidated statement of financial condition relates to the 1988 merger between First Boston Inc. (now CSFB Inc.) and Credit Suisse Holdings (now CSG).

On January 7, 2003, the Parent Company entered into a definitive agreement to sell its Pershing unit (a subsidiary of the Parent Company), to The Bank Of New York Company, Inc. The transaction is expected to close in the first half of 2003, subject to regulatory approvals and other conditions. In anticipation of the sale, the Private Client Services division of Pershing ("PCS") was transferred to the Company on January 17, 2003. The PCS business will have no material effect on the consolidated statement of financial condition of the Company.

On January 17, 2003 the Company converted to a Delaware limited liability company, a legal status that achieves operational flexibility and certain tax efficiencies and changed its name to Credit Suisse First Boston LLC, a single-member limited liability company. As a result of this conversion, the capital stock of Credit Suisse First Boston Corporation was cancelled and converted into one limited liability company interest. The conversion of Credit Suisse First Boston Corporation to an LLC did not have any effect on the liabilities or obligations of the Company. Accordingly, the Company reflected this conversion in the consolidated statement of changes in member's equity as of January 1, 2002, by combining amounts previously presented as common stock and additional paid in capital into member's contribution.

The consolidated statement of financial condition includes the accounts of Credit Suisse First Boston LLC and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge ("Westbridge"). During 1999, Westbridge was established for the purpose of holding certain investment securities. The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution and corporate clients. It is also a primary dealer in U.S. Government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivative instruments.

2. Summary of Significant Accounting Policies

To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must estimate certain amounts that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. All material intercompany balances and transactions have been eliminated.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value. Fair value is estimated at a specific point in time, based on quoted market prices or estimated fair value as determined by management through the use of price quotes from brokers and dealers, discounted expected cash flows, model pricing, or other appropriate methods. These estimates do not reflect any significant premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

Cash and cash equivalents include all demand deposits held in banks and highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") are treated as collateralized financing arrangements and are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold.

2. Summary of Significant Accounting Policies (Continued)

Interest on such contract amounts is accrued and is included in the accompanying consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. Repurchase and resale agreements with the same counterparty and the same maturity date, executed under master netting agreements and common clearing facilities, are presented net in the consolidated statement of financial condition. It is the Company's policy to take possession of securities borrowed and securities purchased under resale agreements. The Company monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requests additional collateral as required through contractual provisions where appropriate.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral that exceeds the market value of securities borrowed with the lender. For securities loaned, the Company receives collateral in cash or other collateral that exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds additional collateral, as necessary.

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Financial instruments, including U.S. government and agency securities, mortgage-backed securities, options, forward and futures transactions, debt and equity securities, are recorded in the consolidated statement of financial condition on a trade date basis.

Office facilities include furniture, equipment, and leasehold improvements that are stated at cost less accumulated depreciation and amortization. Exchange memberships owned by the Company are included in other assets and are carried at cost.

The Company accounts for stock-based compensation in accordance with the intrinsic value-based method in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), rather than the fair value-based method in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of the grant.

The Company is included in a consolidated federal income tax return and combined New York State and New York City income tax returns filed by CSFB Inc. CSFB Inc. allocates federal, state and city income taxes to its subsidiaries on a separate return basis. Current income tax expense will be settled with CSFB Inc. Any credits for losses will be paid by CSFB Inc. to the extent that such credits are for tax benefits that have been utilized in the consolidated federal or combined state and city income tax returns. At December 31, 2002, the Company is a corporation for tax purposes. Following conversion to a limited liability company on January 17, 2003, the Company will be treated as a branch of the Parent Company for tax purposes but will continue to provide tax on a separate return basis.

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and indefinite-lived intangible assets be reviewed annually for impairment instead of being amortized to earnings. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. Effective January 1, 2002, the Company adopted SFAS 142. The Company has concluded that there was no impairment to goodwill and no effect on the Company's consolidated statement of financial condition as of December 31, 2002. See note 15 for discussions on goodwill.

2. Summary of Significant Accounting Policies (Continued)

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with restructuring, discontinued operations, plant closing, or other exit or disposal activities. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on the Company's consolidated statement of financial condition.

In November 2002, the FASB issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This new interpretation requires additional disclosures to be made by a guarantor in its financial statements about its obligations under certain of its guarantees issued. It will require a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 for the December 31, 2002 consolidated statement of financial condition. See note 11 for discussions of guarantees.

During the fourth quarter of 2002 the Company adopted Emerging Issues Task Force ("EITF") Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" ("EITF No. 02-3"). In EITF No. 02-3 the EITF reached a consensus to rescind EITF Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities". This EITF Issue also reflects the FASB's view concerning the appropriateness of recognizing an unrealized gain or loss at the inception of derivative instruments entered into after November 21, 2002. Generally, the FASB believes that an entity should not recognize a dealer profit or loss or unrealized gain or loss at inception of a derivative instrument unless that profit or loss is evidenced by (a) quoted market prices in an active market, (b) observable prices of other current market transactions, or (c) other observable data supporting a valuation technique. The effect of adopting EITF No. 02-3 had no impact to the Company's 2002 consolidated statement of financial condition.

FASB Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" was issued on January 17, 2003. FIN 46 provides guidance for determining whether a company must consolidate entities where the majority of voting equity is not adequate for making the determination; either because it does not exist or the entities decisions are so restricted decisions are irrelevant. The FASB has named these entities "variable interest entities" or "VIEs". The guidance in FIN 46 is applicable for many special-purpose entities and any other entity, not explicitly excluded from the scope, that does not meet the criteria set out in FIN 46 for determining whether analysis based on a majority of voting equity is appropriate. Under FIN 46, a party has to consolidate a VIE if the total equity investment at risk is not sufficient to permit the VIE to finance its activities without additional financial support, or it has either the majority of expected losses or expected residual returns, or both.

Generally, FIN 46 does not require consolidation of qualifying special purpose entities ("QSPEs") that meet the requirements of FAS 140 or employee benefit plans accounted for under the Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112").

The consolidation requirements of FIN 46 are applicable to all VIEs created after January 31, 2003.

FIN 46 imposes immediate disclosure requirements; the most significant relating to VIEs where the Company believes it is "reasonably possible" they will be consolidated on July 1, 2003.

3. Subordinated Borrowings

At December 31, 2002, the Company's outstanding subordinated borrowings were as follows:

	(In millions)
Revolving Subordinated Debt Agreements:	
Due April 30, 2011	$ 3,075
Equity Subordination Agreements:	
Due April 30, 2011	1,500
Total subordinated borrowings	$ 4,575

The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its subordinated borrowings. The weighted average effective interest rate at December 31, 2002 for these borrowings was 2.76%. The fair value of these borrowings approximates the amounts reflected in the consolidated statement of financial condition.

The borrowings under these agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934, including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

4. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse First Boston, a Swiss bank subsidiary of CSG and an indirect parent of the Company, and certain of its subsidiaries and affiliates. The Company enters into these transactions in the ordinary course of business and believes that the terms of these transactions are on market terms that could be obtained from unrelated third parties.

The following table sets forth related party assets and liabilities included in the respective line items at December 31, 2002:

	(In millions)
Securities purchased under agreements to resell	$ 4,597
Securities borrowed	1,463
Receivables from brokers, dealers and other	396
Taxes receivable (included in other assets)	7
Loans receivable from parent and affiliates	120
Total Assets	$ 6,583
Securities sold under agreements to repurchase	$ 8,611
Securities loaned	14,253
Short-term borrowings	8,143
Payables to brokers, dealers and other	171
Taxes payable (included in accounts payable and accrued expenses)	708
Other liabilities	510
Subordinated borrowings	4,575
Total Liabilities	$ 36,971

Pursuant to an agreement, the Company sold at cost, without recourse, to CSFB Inc., the right, title and interest in certain assets aggregating $342 million for the year ended December 31, 2002.

The Credit Suisse Group Share Plan (the "Plan") provides for equity-based awards to the Company's employees based on CSG registered shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity based awards. The provisions of the Plan include a provision to deliver CSG registered shares to the employees as consideration for services performed. To the extent that CSFB Inc. does not require reimbursement from the Parent Company for these awards, amounts are contributed to the Company as additional member's equity. The amount contributed by the Parent Company relating to compensation expense for the year ending December 31, 2002 was $580 million.

5. Net Capital Requirements

The Company is a registered broker-dealer, a registered futures commission merchant and member firm of The New York Stock Exchange, Inc. (the "NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission, the NYSE and the Commodities Futures Trading Commission. As such, it is also subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule under rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's net capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash dividends. At December 31, 2002, the Company's net capital of $3.0 billion was 156.5% of aggregate debit balances and in excess of the minimum requirement by $2.9 billion.

6. Cash and Securities Segregated Under Federal and Other Regulations

In compliance with the Commodity Exchange Act, the Company segregates funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of December 31, 2002, cash and securities aggregating $1.8 billion were segregated or secured in separate accounts on behalf of customers.

In accordance with the Securities and Exchange Commission's no action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of December 31, 2002, securities aggregating $40.7 million were segregated on behalf of introducing broker-dealers.

In addition, U.S. Treasury securities with a market value of $2.3 billion at December 31, 2002 have been segregated in a special reserve bank account for the benefit of customers as required by rule 15c3-3 of the Securities and Exchange Commission.

7. Employee Benefit Plans

The Company, together with certain of its affiliates, participates in a non-contributory defined benefit pension plan (the "Qualified Plan") and sponsors a savings and profit sharing plan which cover substantially all of its employees.

In addition, the Company, together with certain of its affiliates, participates in a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which is designed to provide benefits to plan participants whose benefits under the Qualified Plan may be limited by tax regulations. Benefits under these pension plans are based on years of service and employees' compensation. Contributions to the Qualified Plan are made to the extent that such amounts are deductible for federal income tax purposes.

Further, the Company, together with certain of its affiliates, provides certain unfunded health care benefits for retired employees, (collectively referred to with the Supplemental Plan, the "Other Plans"). Employees hired by the Company prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements and are eligible for retirement benefits. The Company has the right to modify or terminate these benefits. At December 31, 2002, the aggregate accumulated postretirement benefit obligation was $43.7 million.

The assumptions used in determining the accumulated postretirement benefit obligations and net periodic postretirement cost for 2002 were a discount rate of 6.25%, and health care trend rates ranging from 7.00% in 2003 for employees over and under age 65 to 6.50% in 2004 for both groups. The weighted average compensation increase was 4.00% for the year ended December 31, 2002.

7. Employee Benefit Plans (Continued)

The following table sets forth the funded status related to the Company, for the Qualified Plan and the Other Plans. Amounts shown are as of September 30, 2002. The differences between September 30, 2002 and December 31, 2002 are not material.

	Qualified (In millions)	Other (In millions)
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 398	$ 55
Service cost (with interest)	24	2
Interest cost	28	4
Participant contributions	-	1
Amendments	1	-
Actuarial loss	85	15
Acquisitions	-	4
Benefits paid	(19)	(4)
Benefit obligation at end of year	$ 517	$ 77
Change in Plan Assets		
Fair value of assets at beginning of year	$ 320	$ -
Actual return on plan assets	(29)	-
Employer contributions	41	1
Benefits paid	(19)	(1)
Fair value of assets at end of year	$ 313	$ -
Funded Status		
Funded status	$ (204)	$ (77)
Benefits paid	-	1
Unrecognized transition (asset) / obligation	(5)	2
Unrecognized prior service cost	4	(1)
Unrecognized net actuarial (gain)/loss	282	12
Prepaid/(accrued) benefit cost	$ 77	$ (63)
Discount rate	6.25%	6.25%
Expected rate of return on plan assets	9.00%	N/A
Rate of compensation increase	4.00%	4.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care benefits. A one-percent change in assumed health care cost trend rates would have the following effects:

	1% Increase (In millions)	1% Decrease (In millions)
Effect on benefit obligation at end of year	$ 5.0	$ (4.3)

The decline in market conditions and falling interest rates combined to produce a shortfall in the value of the employees' pension plan assets as of September 30, 2002, the "Valuation Date" of the Plan. This decline in plan assets along with a decrease in the discount rate used in the calculation of the benefit obligation resulted in an unfunded accumulated benefit obligation as of the valuation date. In accordance with SFAS No. 87, the Company recorded an additional after tax charge of $90 million for the year ended December 31, 2002, in accumulated other comprehensive loss in the consolidated statement of financial condition.

8. Office Facilities

The Company leases office space and equipment under cancelable and non-cancelable lease agreements that expire on various dates through 2017. Net future minimum rental payments per annum excludes sublease revenue aggregating approximately $23.1 million over lease terms up to 6 years.

At December 31, 2002, non-cancelable leases in excess of one year, excluding sublease revenue, had the following minimum lease commitments:

Period	(In millions)
2003	$ 70
2004	65
2005	62
2006	62
2007	59
2008-2017	446
Total	$ 764

9. Deferred Taxes

Deferred tax assets are principally applicable to employees' deferred compensation and benefits and net unrealized gains and losses in trading and investment inventories. Net deferred tax assets in the consolidated statement of financial condition, has the following components at December 31, 2002:

	(In millions)
Deferred tax assets	$ 1,123
Deferred tax liabilities	(10)
Deferred tax assets net of deferred tax liabilities	1,113
Valuation allowance	(31)
Net deferred tax asset	$ 1,082

Management has determined that the realization of the recognized gross deferred tax asset of $1.1 billion at December 31, 2002 is more likely than not, based on anticipated future taxable income. In addition, for federal income tax purposes, the Company has planning strategies available, which enhance its ability to utilize these tax benefits. However, if estimates of future taxable income are reduced, the amount of the deferred tax assets considered realizable could also be reduced. Further, due to uncertainty concerning the Company's ability to generate the necessary amount and mix of state and local taxable income in future periods, the Company maintains a valuation allowance against its deferred state and local tax asset in the amount of $31 million at December 31, 2002. The net change in valuation allowance as compared to December 31, 2001 was $3 million.

10. Commitments

The Company has access to letters of credit aggregating approximately $543 million at December 31, 2002, which satisfy various collateral requirements. These letters of credit are guaranteed by a third party.

The Company has commitments to provide funding to various third parties in the form of standby repurchase agreements. These commitments totaled $75 million at December 31, 2002.

As of December 31, 2002 the Company had commitments to enter into securities purchased under agreements to resell and securities sold under agreements to repurchase of approximately $3.4 billion.

11. Guarantees

Derivatives Market Value Guarantees

In the ordinary course of business, the Company enters into contracts that contingently require the Company, as the guarantor, to make payments based on changes in an underlying security. Included in this category are certain written over-the-counter ("OTC") put option contracts where the derivative can potentially force ownership of the underlying security (e.g., short put options) by the Company. The contracts may also subject the Company to credit spread or issuer default risk, in that changes in credit spreads or in the credit quality of the underlying securities may obligate the Company to guarantee payment. By securing the counterparty's downside risk, the Company has entered into a guarantee.

The Company seeks to manage these risks by engaging in various hedging strategies to reduce its exposure associated with non-investment grade positions, such as purchasing an option to sell the related security or entering into other offsetting derivative contracts.

At December 31, 2002, the carrying value of these liabilities related to these derivative guarantees is $6 million. The maximum potential exposure of these contracts is $3.8 billion and represents the obligation of the Company in the event that underlying values of all of the Company's written OTC put option contracts were worthless.

The following table sets forth the maturity breakouts of guarantees included in derivatives contracts in the consolidated statement of financial condition at December 31, 2002:

	Maturity Less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity Greater than 5 Years	Total
			(In millions)		
Derivatives/Market Value	$ 5	$ -	$ -	$ 1	$ 6
Total Guarantees	$ 5	$ -	$ -	$ 1	$ 6

Other Guarantees

The Company is a member of numerous securities exchanges, depositories, and clearing house and settlement systems, and, as such, may be required to perform if another member is unable to do so. The Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that another member is unable to perform under its exchange-traded contract.

Indemnification

The Company provides indemnifications to certain counterparties in connection with its normal operating activities. The Company has determined that it is not possible to make an estimate of the maximum amount it could be obligated to pay. As a normal part of issuing our own securities, the Company typically agrees to re-imburse securities issuance counterparties in cases that changes in applicable tax laws may cause additional tax withholding charges or assessments to be levied. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities we may incur as a result of such changes cannot be adequately quantified. However, considering the presence of the call provisions typically included in securities issuance agreements, the Company does not consider that such potential liabilities would be material. There are no amounts reflected on the consolidated statement of financial condition as of December 31, 2002, related to these indemnifications.

12. Derivatives Contracts

The Company enters into derivative transactions for trading purposes or to provide products for its clients. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest or currency exchange rates, or a variety of indices. These transactions involve options, forwards, futures and swaps.

Options

The Company writes option contracts specifically designed to meet customer needs or for hedging purposes. These options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options ("market risk"). To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts and options.

The Company also purchases options for trading purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities, foreign currencies and interest rate instruments or indices. The counterparties to these purchases are reviewed to determine whether they are creditworthy.

Forwards and Futures

The Company enters into forward purchases and sales contracts for mortgage-backed securities and foreign currencies. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments as well as options on futures contracts.

For forward contracts, cash is generally not required at inception; cash equal to the contract value is required at settlement. For futures contracts, the original margin is required generally in cash at inception; cash equal to the change in market value is required daily.

Because forward contracts are subject to the financial reliability of the counterparty, the Company is exposed to credit risk. To monitor this credit risk, the Company limits transactions with specific counterparties, reviews credit limits and adheres to internally established credit extension policies. For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

Swaps

The Company's swap agreements consist primarily of interest rate and equity swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Swaps are reported at fair value.

Quantitative Disclosures for All Derivatives

The fair values of derivatives contracts outstanding at December 31, 2002 are as follows:

	Assets	Liabilities
	(In millions)	
Options	$ 454	$ 401
Forwards and futures	657	652
Swaps	7	7
Total	$1,118	$1,060

13. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, writes options, and purchases and sells forward contracts for mortgage-backed securities and foreign currencies and financial futures contracts. If the customer or counterparty to the transaction is unable to fulfill its contractual obligations, and margin requirements are not sufficient to cover losses, the Company may be exposed to off-balance sheet risk. In these situations, the Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring customers and counterparties to maintain margin collateral that complies with regulatory and internal guidelines.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2002, the fair market value of collateral that the Company has pledged to counterparties is $140.3 billion, of which $46.3 billion is included in financial instruments owned. These assets primarily consist of trading securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral where the Company has the right to re-pledge or sell the assets. As of December 31, 2002, the fair market value of the collateral received was $140.5 billion. The Company routinely re-pledges or lends these assets to third parties.

The Company enters into forward contracts under which securities are delivered or received in the future at a specified price or yield. If counterparties are unable to perform under the terms of the contracts or if the value of securities and interest rates changes, the Company is exposed to risk. Such risk is controlled by monitoring the market value of the securities contracted for each day and by reviewing the creditworthiness of the counterparties. The settlement of these transactions is not expected to have a material adverse effect on the Company's consolidated financial condition or results of operations.

Risks associated with letters of credit and guarantees are not significant.

14. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans.

The Company uses various means to manage its credit risk. The credit worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. Each day, the Company monitors required margin levels and requires customers to deposit additional collateral, or reduce positions, when necessary.

15. Goodwill

On January 1, 2002, the Company fully adopted SFAS 142, which addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standard, goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually instead of being amortized to earnings. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment.

As of December 31, 2002, $239 million is included in goodwill in the consolidated statement of financial condition. The Company has concluded that there was no impairment to goodwill and no effect on the Company's consolidated statement of financial condition as of December 31, 2002.

16. Variable Interest on Unconsolidated Subsidiaries

FIN 46, issued in January 2003, has transitional guidance related to VIE's, where the Company believes it is "reasonably possible" the VIE will be consolidated on July 1, 2003. Additionally, disclosures are required when the Company has significant interests in VIE's that the Company does not expect to consolidate upon adoption of FIN 46. The following disclosures are a result of the Company's analysis to date. As implementation efforts proceed, the actual impact may differ from what is presented, including identification of additional entities as VIEs.

The Company retains a majority of the equity interests in several collateralized debt obligations ("CDO's"). Upon adoption of FIN 46, the Company believes that it is reasonably possible these entities will be consolidated. The estimated impact of consolidation of these CDO's at December 31, 2002 is an increase in financial instruments owned of approximately $655 million.

At December 31, 2002, the Company had investments in CDO's including investments in the equity (less than majority) and debt of CDO's. The total assets in these CDO's as of December 31, 2002 were approximately $2.1 billion. The Company's maximum exposure to loss is $16 million, which is the carrying value of the Company's investments. These interests are included in trading assets and carried at fair value. The majority of these interests relate to deals where the Company was also a transferor to the CDO.

17. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of our businesses. Some of the actions have been brought on behalf of various classes of claimants and seek damages of material and indeterminate amounts. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Company intends to defend itself vigorously against all of the claims asserted in these matters.

In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation

Since November 1998, several lawsuits have been filed in the U.S. District Court for the Southern District of New York against the Company, an affiliate of the Company and numerous other brokerage firms, alleging that the defendant broker/dealers conspired to fix the "fee" paid for underwriting certain initial public offering securities by setting the underwriters' fee or "spread" at 7%, in violation of the federal antitrust laws. The lawsuits purport to be class actions brought on behalf of classes of persons and entities that purchased and issued securities in those IPOs, and seek treble damages in an unspecified amount and injunctive relief as well as attorneys' fees and costs.

In February 1999, the district court consolidated the various cases in a single litigation, captioned In re Public Offering Fee Antitrust Litigation and, on April 29, 1999, the Company and other defendants filed a motion to dismiss the consolidated complaint as a matter of law. Meanwhile, beginning in August 2000, several other complaints containing the same allegations of an industry-wide conspiracy to fix certain IPO underwriting fees were filed on behalf of issuers of stock in IPOs and, by order dated April 10, 2001, the district court consolidated the issuer complaints.

17. Legal Proceedings (Continued)

On February 14, 2001, the district court dismissed the purchaser plaintiffs' claims on the ground that those plaintiffs lacked legal standing to assert antitrust claims. The district court did not grant them leave to replead, and subsequently denied the purchaser plaintiffs' motion to vacate or reconsider the ruling. The purchaser plaintiffs appealed the district court's dismissal to the United States Court of Appeals for the Second Circuit.

On July 6, 2001, the IPO issuer plaintiffs filed a consolidated issuer complaint, which names numerous defendants, including the Company and the Parent Company, under the caption In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation. The defendants moved to dismiss the consolidated issuer complaint. On September 25, 2002, the district court denied the defendants' motion to dismiss.

The defendants filed a motion with the district court seeking leave to file an interlocutory appeal of the decision denying their motion to dismiss the consolidated issuer complaint. On November 15, 2002, the Company and an affiliate of the Company filed answers to the consolidated issuer complaint.

On December 13, 2002, the Second Circuit issued an order vacating the district court's decision to grant the defendants' motion to dismiss the consolidated purchaser complaint and remanding that action to the district court for consideration of the additional grounds for dismissal asserted in the motion to dismiss.

On January 17, 2003, the district court issued an order deferring a ruling on the defendants' motion for leave to file an interlocutory appeal of the September 25, 2002 decision denying the motion to dismiss the consolidated issuer complaint until the district court reaches a decision, upon remand, of the motion to dismiss the consolidated purchaser complaint.

Governmental/Regulatory Inquiries Relating To IPO Allocation/Research-related Practices

In early 2002, in connection with industry-wide investigations into research analyst practices and certain IPO allocation practices, the Company received subpoenas and/or requests for information from the following governmental and regulatory bodies (1) the New York State Attorney General ("NYAG"); (2) the Massachusetts Secretary of the Commonwealth Securities Division ("MSD"); (3) the Securities and Exchange Commission ("SEC"); (4) the National Association of Securities Dealers Regulation, Inc. ("NASDR"); (5) the New York Stock Exchange ("NYSE"); and (6) the United States Attorneys Office for the Southern District of New York. (The SEC, NASDR, and NYSE have conducted a joint investigation.)

The Company has cooperated fully with these investigations, and has produced a significant volume of documents, consisting primarily of e-mails, compensation-related information and research reports. During these investigations, NASD, NYAG and MSD have taken testimony from various present and former employees of the Company. The investigations have focused on equity research independence and the allocation of certain IPO shares to senior executives of the firm's clients (a practice that regulators have referred to as "spinning").

On September 19, 2002, the MSD referred certain aspects of its investigation to the NYAG to determine whether the Company or any of its employees engaged in activity that would constitute a violation of New York criminal laws. The NYAG is continuing its investigation in response to the referral.

On October 21, 2002, the MSD filed an administrative complaint against the Company, alleging violations of the Massachusetts Uniform Securities Act and seeking the imposition of a $1.9 million fine and various administrative remedies; the Company filed an answer denying these charges on November 25, 2002. The Company expects the MSD's allegations to be settled as part of a recently announced global agreement in principle, discussed below.

On December 20, 2002, the Company and other financial services firms reached agreements in principle with a coalition of state and federal regulators and self-regulatory organizations to resolve pending investigations. The Company's agreement in principle includes a commitment to pay a total of $200 million, consisting of (a) $150 million to regulators and (b) $50 million over five years to procure third party research for customers. The Company has also agreed to adopt industry-wide reforms to further enhance research independence.

17. Legal Proceedings (Continued)

Several governmental and regulatory authorities have recently issued subpoenas to, and/or made requests for documents and information from, the Company concerning the Firm's preservation and production of documents in 2000 in response to the then pending SEC and NASD investigations into the firm's allocation of shares in IPO's and subsequent transactions and commissions, which were settled in January 2002. The Company is cooperating with the authorities in their investigations.

Since January 2001, the Company, an affiliate of the Company and several other investment banks, have been named as defendants in a large number of putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities law resulting from alleged material omissions and misstatements in registration statements and prospectuses for the initial public offerings, and in some cases follow-on offerings, and with respect to transactions in the aftermarket. The complaints contain allegations that the

Litigation Relating To IPO Allocation/Research-related Practices

registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the initial public offerings. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, the Company moved to dismiss the consolidated class action complaints. Oral argument on the motion was held on November 1, 2002, and on February 19, 2003, the court denied the motion as to the defendant investment banks and certain issuer and individual defendants.

Since March 2001, the Company and several other investment banks have been named as defendants in several putative class actions filed with the U.S. District Courts for the Southern District of New York, alleging violation of the federal and state antitrust laws in connection with alleged practices in allocation of shares in initial public offerings in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for initial public offering allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-up offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for initial public offering allocations. to agree to make aftermarket purchases of the initial public offering securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, the Company moved to dismiss the amended complaint. Oral argument was held on January 17, 2003, and the Company is now awaiting the court's decision.

On May 25, 2001, the Company was sued in the U.S. District Court for the Southern District of Florida by a putative class of issuers in initial public offerings in which the Company acted as lead manager. The Complaint alleged that the Company underpriced initial public offerings, accepted excessive brokerage commissions in exchange for allocations in initial public offerings, required investors to give the Company a share of initial public offering profits, and used initial public offering allocations to obtain additional investment banking business, all in breach of the underwriting agreement. This case was subsequently transferred to the U.S. District Court for the Southern District of New York. An amended complaint was filed on February 4, 2002 in this matter alleging, among other things, a claim for indemnification in the initial public offerings matter. On March 29, 2002, the Company moved to dismiss this complaint. On June 25, 2002, the court denied the Company's motion to dismiss. In December 2002, prior to a motion for class certification being filed, MDCM Holdings, Inc., the putative class representative, informed the court that it wished to withdraw from the action. Notice of MDCM Holdings' decision has been provided to the putative class and a February 28, 2003 deadline has been set for a putative class member to substitute as the putative class representative. If no member of the putative class seeks to substitute for MDCM Holdings, the action will be dismissed.

17. Legal Proceedings (Continued)

Several putative class action lawsuits have been filed against the Company in the wake of publicity surrounding various governmental and regulatory investigations into the practices of equity research analysts. Thus far, cases have been brought against the Company in U.S. District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Agilent Technologies, Inc., AOL Time Warner Inc., Covad Communications Co. and Razorfish, Inc. An individual action has been filed in the Superior Court of the State of California by a purchaser of Clarent Corporation. The complaints generally assert claims under Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The actions relating to Covad Communications Co. have been consolidated in the U.S. District Court for the Southern District of New York, and the Company, and its co-defendants have filed a motion to dismiss the complaint. The actions related to Agilent Technologies, Inc., AOL Time Warner Inc., and Razorfish, Inc. have not yet been consolidated and no lead plaintiff or lead counsel has been appointed in any of those cases.

Enron-related Litigation and Inquiries

Numerous actions have been filed against the Company and its affiliates relating to Enron Corp., or Enron. On April 8, 2002, the Company and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, lawyers and accountants in two putative class action complaints filed in the U.S. District Court for the Southern District of Texas. The first, Newby v. Enron Corp., et al., was filed by purchasers of Enron securities and alleges claims against the Company for violations of the federal securities laws. The second, Tittle, et al. v Enron Corp., et al., was filed by Enron employees who participated in various Enron employee savings plans and alleges violations of the Employment Retirement Income Security Act, the Racketeering Influenced and Corrupt Organizations Act ("RICO"), state law negligence and civil conspiracy. A motion by the Company to dismiss the complaint in Newby was denied in December 2002, and the Company has since answered the complaint, denying all liability. On May 8, 2002, the Company moved to dismiss the Tittle complaint, and that motion is pending before the Court. In both matters, plaintiffs have filed motions for class certification that are pending before the court. Several actions filed against the Company and certain CSFB-related affiliates, along with other parties, have been consolidated with the Newby action and stayed pending the court's decision on certain motions to dismiss by other defendants in Newby that are still pending. Two of the consolidated actions have duplicate proceedings in the U.S. District Court for the Southern District of New York.

In July 2002, the Company and certain CSFB-related affiliates were named as defendants, along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in a putative class action filed in the U.S. District Court for the Southern District of New York, Hudson Soft Co., Ltd. v. Credit Suisse First Boston Corporation, et al., on behalf of purchasers of Enron credit-linked notes. The amended complaint alleges violations of RICO and of Sections 10(b) and 20(a) of the Exchange Act, and seeks unspecified damages.

Additional actions have been filed against the Company and/or certain CSFB-related affiliates, along with other parties, including (i) a series of putative class actions by purchasers of NewPower Holdings common stock alleging violations of the federal securities law, including Section 11 of the Securities Act and Section 10(b) of the Exchange Act; (ii) an action filed by The Retirement Systems of Alabama alleging violations of state and federal securities laws and Alabama statutory and common law; (iii) a complaint by two investment funds that purchased certain Enron-related securities alleging claims of insider trading and other violations of California law; (iv) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (v) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities law, common law fraud and civil conspiracy in connection with offerings of notes and certificates by certain Enron special purpose entities, including Osprey Trust; (vi) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of state securities law, fraud and deceit, and civil conspiracy; (vii) an action by CalPERS, California's state pension fund, alleging violations of California law, fraud, deceit and concealment and breach of fiduciary duty in connection with CalPERS' investment in certain notes issued by Enron; (viii) an action filed by purchasers of certain notes issued by Enron and allegedly underwritten by the Company and others, alleging violations of the federal securities laws, common law fraud, deceit and negligent misrepresentation; and (ix) two actions against Arthur Andersen, in which Andersen has brought a claim for contribution against the Company and CSFB-related affiliates and other parties as third-party defendants.

17. Legal Proceedings (Continued)

In December 2001, Enron filed a petition for Chapter 11 relief in the U.S. Bankruptcy Court for the Southern District of New York. On September 12, 2002, the court entered an order allowing discovery from more than 100 institutions, including the Company. Through negotiations, the Company has narrowed the scope of the subpoena and have produced documents on a rolling basis, subject to a confidentiality order. The bankruptcy examiner has indicated that it will seek additional discovery, including depositions.

The Company and its affiliates have received requests for information from certain U.S. Congressional committees and requests for information and/or subpoenas from certain governmental and regulatory agencies regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. The Company is cooperating fully with such inquiries and requests.

NASD Anti-Tying Investigation

In September 2002, the NASD began an inquiry into the services provided by investment banks to customers that maintained a commercial banking relationship with any affiliates of the investment bank at the time such services were provided. It is our understanding that the NASD is investigating the question of whether improper "tying" of these various services took place. The NASD sent requests for information on this topic to the Company and to a number of other banks. The Company is cooperating fully with this investigation and has produced and will continue to produce the requested documents and information.

Special Litigation Charges

During the fourth quarter of 2002, the Company reached an agreement in principle with the United States Securities and Exchange Commission, the National Association of Securities Dealers, the New York State Attorney General's Office, the Office of the Secretary of the Commonwealth of Massachusetts and the North American Securities Administrators Association to resolve their investigations relating to research analyst independence and the allocation of shares in initial public offerings to corporate executives and directors. Pursuant to the agreement in principle, the Company agreed, among other things (i) to pay $150 million, of which $75 million is a civil penalty and $75 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $50 million spread over five years to provide third-party research to clients and (iv) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. The $50 million associated with providing third party research to clients will be recognized when incurred by the Company over the next five years commencing 2003.

In addition, in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"), the Company recorded a reserve of $450 million at December 31, 2002 for the estimated costs of private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. This is in addition to the reserve of $150 million for the agreement in principle with various U.S. regulators involving research analyst independence and the allocation of IPO shares to executive officers.

757 Third Avenue
New York, NY 10017

Member of
Credit Suisse First Boston LLC
(Formerly known as Credit Suisse First Boston Corporation):

In planning and performing our audit of the consolidated financial statements of Credit Suisse First Boston LLC and Subsidiary (formerly known as Credit Suisse First Boston Corporation and subsidiary) (the "Company"), a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a- 5(g) and Regulation 1.16, in the following:

1) Making the periodic computations of aggregate debits and net capital under SEC rule 17a- 3(a)(11) and the reserve required by SEC rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC rule 15c3-3

5) Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17

6) Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the New York Stock Exchange, the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2003